UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share(1)

(Title of Class of Securities)

528877 103(2)

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

* This is an amendment to that certain Schedule 13G filed on February 12, 2018, which is available on EDGAR under File/Film Number: 005-90228, 18593712 (the “Original Schedule 13G”). This amendment restates the entire text of the Original Schedule 13G, as required by Rule 13d-2 of the Act, and includes updates to Item 4 as a result of Taikang Asset Management Co., Ltd. exercising its sole investment discretion to convert Class A Ordinary Shares of the Issuer into American Depositary Shares (“ADS”) at a 2:1 ratio, and the subsequent sale by Taikang Asset Management Co., Ltd. of a portion of the ADS holdings reported as beneficially owned by each Reporting Person designated herein.

(1) Some of the holdings reported herein are in the form of ADS. The Class A Ordinary Shares reported as beneficially owned by the Reporting Persons herein may be exchanged for ADS of the Issuer at a 2:1 ratio.

(2) The CUSIP number 528877 103 listed throughout this filing is the CUSIP number assigned to the Issuer's ADS.

1	Names of Reporting Persons Taikang Asset Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 17,927,557 Class A Ordinary Shares(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 17,927,557 Class A Ordinary Shares(3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,927,557 Class A Ordinary Shares(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.5% of Class A Ordinary Shares
12	Type of Reporting Person CO

(3) In September 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to convert 19,916,350 of its 19,916,351 Class A Ordinary Shares of the Issuer reported in the Original Schedule 13G into 9,958,175 ADS (at a ratio of 2 Class A Ordinary Shares per 1 ADS). Taikang Asset Management Co., Ltd. received the 9,958,175 ADS on September 13, 2018. Between November 6, 2018 and December 5, 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to dispose of 994,397 ADS. The Class A Ordinary Shares reported reflect the 8,963,778 ADS (equivalent to 17,927,556 Class A Ordinary Shares) together with one remaining Class A Ordinary Share reported as beneficially owned by the Reporting Persons as of December 31, 2018.

1	Names of Reporting Persons Taikang Insurance Group Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 17,927,557 Class A Ordinary Shares(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 17,927,557 Class A Ordinary Shares(3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,927,557 Class A Ordinary Shares(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.5% of Class A Ordinary Shares
12	Type of Reporting Person IC

(3) In September 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to convert 19,916,350 of its 19,916,351 Class A Ordinary Shares of the Issuer reported in the Original Schedule 13G into 9,958,175 ADS (at a ratio of 2 Class A Ordinary Shares per 1 ADS). Taikang Asset Management Co., Ltd. received the 9,958,175 ADS on September 13, 2018. Between November 6, 2018 and December 5, 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to dispose of 994,397 ADS. The Class A Ordinary Shares reported reflect the 8,963,778 ADS (equivalent to 17,927,556 Class A Ordinary Shares) together with one remaining Class A Ordinary Share reported as beneficially owned by the Reporting Persons as of December 31, 2018.

1	Names of Reporting Persons Taikang Life Insurance Co., Ltd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 17,927,557 Class A Ordinary Shares(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 17,927,557 Class A Ordinary Shares(3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,927,557 Class A Ordinary Shares(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.5% of Class A Ordinary Shares
12	Type of Reporting Person IC

(3) In September 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to convert 19,916,350 of its 19,916,351 Class A Ordinary Shares of the Issuer reported in the Original Schedule 13G into 9,958,175 ADS (at a ratio of 2 Class A Ordinary Shares per 1 ADS). Taikang Asset Management Co., Ltd. received the 9,958,175 ADS on September 13, 2018. Between November 6, 2018 and December 5, 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to dispose of 994,397 ADS. The Class A Ordinary Shares reported reflect the 8,963,778 ADS (equivalent to 17,927,556 Class A Ordinary Shares) together with one remaining Class A Ordinary Share reported as beneficially owned by the Reporting Persons as of December 31, 2018.

1	Names of Reporting Persons Magic Peak Investments Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 17,927,557 Class A Ordinary Shares(3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 17,927,557 Class A Ordinary Shares(3)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,927,557 Class A Ordinary Shares(3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.5% of Class A Ordinary Shares
12	Type of Reporting Person CO

(3) In September 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to convert 19,916,350 of its 19,916,351 Class A Ordinary Shares of the Issuer reported in the Original Schedule 13G into 9,958,175 ADS (at a ratio of 2 Class A Ordinary Shares per 1 ADS). Taikang Asset Management Co., Ltd. received the 9,958,175 ADS on September 13, 2018. Between November 6, 2018 and December 5, 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to dispose of 994,397 ADS. The Class A Ordinary Shares reported reflect the 8,963,778 ADS (equivalent to 17,927,556 Class A Ordinary Shares) together with one remaining Class A Ordinary Share reported as beneficially owned by the Reporting Persons as of December 31, 2018.

Item 1(a).	Name of Issuer: LexinFintech Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 27/F, CES Tower, No. 3099 Keyuan South Road Nanshan District, Shenzhen, 518052 People’s Republic of China

Item 2(a).

Name of Person Filing:

(i)         Taikang Asset Management Co., Ltd.,

(ii)        Taikang Insurance Group Inc.,

(iii)       Taikang Life Insurance Co., Ltd. and

(iv)       Magic Peak Investments Limited (collectively, the “Reporting Persons”).

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

Taikang Asset Management Co., Ltd.

10F, Taikang Life Building, 156 Fuxingmennei Street,

Xicheng District, Beijing, People’s Republic of China

Taikang Insurance Group Inc.

8 & 9 / F., Taikang Life Building, 156 Fuxingmennei Dajie

Xicheng District, Beijing, People’s Republic of China

Taikang Life Insurance Co., Ltd.

1/F, Taikang Zhongguancum Innovation Centre, No. 21-1 Kexueyuan Lu, Kejiyuanqu

Changping District, Beijing, People’s Republic of China

Magic Peak Investments Limited

P.O. Box 957, Offshore Incorporations Centre

Road Town, Tortola, British Virgin Islands

Item 2(c).

Citizenship:

Taikang Asset Management Co., Ltd. – People’s Republic of China

Taikang Insurance Group Inc. – People’s Republic of China

Taikang Life Insurance Co., Ltd. – People’s Republic of China

Magic Peak Investments Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities: Class A Ordinary Shares, par value of $0.0001 per share, of the Issuer.

Item 2(e).	CUSIP No.: 528877 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	A non-U.S. institution in accordance with Section 240.13d–1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares of the Issuer (the “Shares”) by each of the Reporting Persons is provided as of December 31, 2018:

Reporting Person	Amount beneficially owned:	Percent of class*:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Taikang Asset Management Co., Ltd.	17,927,557	6.5%	17,927,557	0	17,927,557	0
Taikang Insurance Group Inc.	17,927,557	6.5%	17,927,557	0	17,927,557	0
Taikang Life Insurance Co., Ltd.	17,927,557	6.5%	17,927,557	0	17,927,557	0
Magic Peak Investments Limited	17,927,557	6.5%	17,927,557	0	17,927,557	0

*This percentage is calculated based on a total of 273,915,327 Class A Ordinary Shares of the Issuer outstanding. The Issuer reported 217,070,940 Class A Ordinary Shares were outstanding as of December 31, 2018 on its Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on April 26, 2018. On May 31, 2018, the Issuer registered an additional 56,844,387 Class A Ordinary Shares on Form S-8 with the SEC.

The Shares are owned directly by Magic Peak Investments Limited, which is wholly-owned by Taikang Life Insurance Co., Ltd., which in turn is wholly-owned by Taikang Insurance Group Inc. With respect to certain of its assets, Taikang Life Insurance Co., Ltd. has delegated to Taikang Asset Management Co., Ltd. certain investment discretion. Accordingly, Taikang Asset Management Co., Ltd. may be deemed to be a beneficial owner under Rule 13d-3 promulgated under the Act of the Shares held by Magic Peak Investments Limited, as it has the power to vote and dispose of, or direct the voting and disposition of, the Shares.

In September 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to convert 19,916,350 of its 19,916,351 Class A Ordinary Shares of the Issuer reported in the Original Schedule 13G into 9,958,175 ADS (at a ratio of 2 Class A Ordinary Shares per 1 ADS). Taikang Asset Management Co., Ltd. received the 9,958,175 ADS on September 13, 2018. Between November 6, 2018 and December 5, 2018, Taikang Asset Management Co., Ltd. exercised its sole investment discretion to dispose of 994,397 ADS. The Class A Ordinary Shares reported reflect the 8,963,778 ADS (equivalent to 17,927,556 Class A Ordinary Shares) together with one remaining Class A Ordinary Share reported as beneficially owned by the Reporting Persons as of December 31, 2018.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2019

Taikang Asset Management Co., Ltd.	By:	/s/ Duan Guo Sheng
	Name:	Duan Guo Sheng
	Title:	CEO

Taikang Insurance Group Inc.	By:	/s/ Chen Dong Sheng
	Name:	Chen Dong Sheng
	Title:	Chairman

Taikang Life Insurance Co., Ltd.	By:	/s/ Chen Dong Sheng
	Name:	Chen Dong Sheng
	Title:	Chairman

Magic Peak Investments Limited	By:	/s/ Tan Zuyu
	Name:	Tan Zuyu
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement